UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2017
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

Herbjørn Hansson, Chairman
LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated December 18, 2017, titled "Nordic American Tankers Limited (NYSE:NAT) – Letter to Shareholders about Recapitalization of NAT and related Matters."

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: December 19, 2017	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1
Nordic American Tankers Limited (NYSE:NAT) — Letter to Shareholders about Recapitalization of NAT and related Matters.
Hamilton, Bermuda, December 18, 2017
Dear Shareholder,
In a personal letter to you, I take this opportunity to wish you and your families all the best for the Holiday Season and for the New Year!
In a sector as volatile as the crude oil shipping industry, no one is fully sheltered from the market. The last 12 months have been a challenging time both for the industry as a whole and also for shareholders in NAT.
At this time, important and positive things are happening in NAT. This letter contains a description of the recapitalization of NAT which will make it one of the strongest companies financially of listed tanker companies on Wall Street.
The total recapitalization program has a scope of $600 million or more, depending upon how it is defined. The sale/lease-back arrangement of three newbuilding suezmaxes to be delivered in 2018 and the issuance of common shares are two components of the recapitalization of NAT that contain several other elements that must be seen in context.
Our existing revolving credit facility originally dates back to 2004, at a time when our fleet counted only 4 vessels. Today, with 33 vessels in our fleet, this original facility has become restrictive for our business and fleet.
As mentioned in our recent reports, we have been working on a recapitalization program in order to optimize our balance sheet and make our company better prepared for whatever the future holds.
Below is a summary of some of the actions taken over the last few weeks and the path going forward:
•	On December 1st 2017 we announced a sale/lease-back agreement of $130 million for our 3 newbuildings for delivery next year.
•	On December 12th 2017 we raised $110 million (excluding Greenshoe) in an equity offering, which was oversubscribed thanks to the interest shown by institutional investors and some retail investors.
•
The recapitalization was also supported by one of our two relationship banks with a $375 million back-stop financing facility. Although the intention is not to use this facility, it secured the way to an equity offering ensuring our investors that for every new dollar of equity they contributed, there was at least $3.40 of financing secured.

•
The equity offering and the back-stop facility will give us sufficient time to secure the rest of the recapitalization program. This is to include a combination of the following transactions: A new and smaller Revolving Credit Facility ($250 million in total) from our two relationship banks in combination with a bond offering/potential asset transactions ($100/$150 million), aimed at retiring the existing Revolving Credit Facility.

•	These transactions should secure that our net debt per vessel and our cash break-even rates continue to be lowest of Wall Street listed tanker companies.
One can be uncertain about the direction of the market, but as both a major shareholder and the Chairman & CEO of NAT, I am not uncertain about the ability of NAT to give excellent returns once the tanker markets turn for the better. In fact, the earnings potential of this company is in my opinion often underestimated.
Although no guarantees are issued, my view is that 2018 should be more rewarding for you than 2017. Dividend will always be a priority on the NAT agenda.
Yours sincerely,
Herbjørn Hansson
Chairman & CEO
Nordic American Tankers Limited

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
Contacts:

Herbjørn Hansson, Chairman & CEO	Bjørn Giæver, CFO
Nordic American Tankers Limited	Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91	Tel: +1 888 755 8391 or +47 91 35 00 91

Gary J. Wolfe	www.nat.bm
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223